Exhibit 99.1

Glass House Brands Appoints Benjamin Vega as General Counsel and Corporate Secretary

LONG BEACH, CA and TORONTO, OCTOBER 24, 2022 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced the appointment of Benjamin Vega as General Counsel and Corporate Secretary. Mr. Vega brings over 20 years of experience as a corporate lawyer across a broad range of industries. He will join the Company on October 24, 2022.

“We are very pleased to welcome Ben to the Glass House team,” stated Kyle Kazan, Glass House Brands Chairman and CEO. “His vast experience managing complex business transactions and litigation over the past two decades will bring an invaluable lens as we continue to expand the Glass House portfolio and lay the foundation for future growth.”

Prior to joining Glass House, Mr. Vega served as Deputy General Counsel for Covetrus, Inc., a US$4B public company in the animal health industry. Mr. Vega has also served as General Counsel for Manhattan West, a Venture Capital, Private Equity and Financial Services firm, and for the Meruelo Group, a multi-asset family office with holdings in Gaming and Hospitality, Media, Professional Sports, Food Service, Construction, Real Estate and Banking. Prior to the Meruelo Group, Mr. Vega was a Senior Counsel at Sony Pictures Entertainment and served as an Associate General Counsel for Ascent Media Group. Mr. Vega began his legal career with Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Vega earned an AB from Harvard College and a JD from Harvard Law School.

“I am honored to join Glass House and its talented team at this stage of growth,” said Mr. Vega. “They have built an impressive company in an industry with endless potential and I look forward to helping them execute against their long-term strategic goals.”

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle D. Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com.

FORWARD LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements, within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward- looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the Company’s intent to continue to expand the Glass House portfolio and lay the foundation for future growth. All forward-looking statements, including those herein are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's Annual Information Form available on SEDAR at www.sedar.com and in the Company’s Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR at www.sedar.com. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

SOURCE Glass House Brands Inc.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T:   (562) 264-5078

E:   ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T:  (562) 264-5078

E:  ir@glasshousebrands.com